UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

     The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan is submitted herewith:

     Statements of Net Assets Available for Plan Benefits as of December 31, 2011 and 2010.

     Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2011 and 2010.

     Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011.

2. Exhibits:

     The following exhibits are submitted herewith:

   Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

	By:	/s/ William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

Date: June 26, 2012

DENTSPLY International Inc. 401(k) Savings Plan
Table of Contents
December 31, 2011 and 2010

Page

Report of Independent Registered Public Accounting Firm	4

Financial Statements
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

Supplementary Schedule
Schedule of Assets (Held at End of Year)	16

Report of Independent Registered Public Accounting Firm
Employee Retirement Committee and Participants
DENTSPLY International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of DENTSPLY International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ParenteBeard LLC
York, Pennsylvania
June 26, 2012

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
	2011	2010
Assets
Cash and cash equivalents	$—	$(1)

Investments, at fair value
Shares of Registered Investment Companies:	—	—
Amer. Funds EuroPacific Growth Fund R-4	2,689,547	3,171,418
Fidelity Small Cap Discovery Fund	131,951	—
PIMCO Total Return Fund	4,501,817	4,089,373
TRP Balanced Fund	5,282,336	5,246,693
TRP Blue Chip Growth Fund	13,109,404	13,666,686
TRP Equity Income Fund	6,358,283	6,605,263
TRP Extended Equity Market Index Fund	1,873,129	1,944,794
TRP Growth Stock Fund	7,409,258	7,860,765
TRP New Horizons Fund	5,895,150	5,327,266
TRP Retirement Income Fund	431,090	385,176
TRP Retirement 2005 Fund	444,696	570,857
TRP Retirement 2010 Fund	1,945,843	2,394,203
TRP Retirement 2015 Fund	3,548,808	3,512,715
TRP Retirement 2020 Fund	6,095,637	5,486,370
TRP Retirement 2025 Fund	6,962,319	6,564,071
TRP Retirement 2030 Fund	7,363,893	7,626,155
TRP Retirement 2035 Fund	8,000,056	7,598,472
TRP Retirement 2040 Fund	6,963,604	6,680,758
TRP Retirement 2045 Fund	3,169,539	2,798,902
TRP Retirement 2050 Fund	975,391	755,962
TRP Retirement 2055 Fund	424,890	350,996
TRP Science & Technology Fund	2,285,263	2,236,569
TRP Spectrum Income Fund	3,715,149	3,787,078
TRP Summit Cash Reserves	—	7,603,264
Shares of Common Trusts:
TRP Stable Value Fund	9,408,507	—
TRP Equity Index Trust Fund	5,878,738	6,193,071
Common Stock:
DENTSPLY International, Inc. Common Stock	13,219,501	13,821,297

Total Investments	128,083,799	126,278,173

Receivables:
Employer contribution receivable	4,937,459	4,642,047
Participants' contributions	414,762	385,917
Notes receivable from participants	3,951,493	3,422,106

Total Receivables	9,303,714	8,450,070

Total Assets	$137,387,513	$134,728,243
See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
	2011	2010
Liabilities

Refund of excess contributions	$—	$(47,652)

Net Assets Available for Benefits at fair value	137,387,513	134,680,591

Adjustment from Fair Value to Contract Value for Interest in Common Trust Relating to Fully Benefit Responsive Investment Contracts	(328,119)	—

Net Assets Available for Benefits	$137,059,394	$134,680,591

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2011 and 2010
	2011	2010
Investment (Loss) Income

Net (depreciation) appreciation in fair value of investments	$(2,563,067)	$12,057,023
Interest and dividends	2,535,593	1,747,294

Total Investment (Loss) Income	(27,474)	13,804,317

Interest Income on Notes Receivables from Participants	161,821	150,378

Contributions
Employer	4,937,459	4,642,047
Participants	9,863,754	9,228,708
Participant rollovers	1,088,866	344,243

Total Contributions	15,890,079	14,214,998

Benefits Paid to Participants	(13,623,895)	(8,648,129)

Administrative Expenses	(21,728)	(20,063)

Net Increase	2,378,803	19,501,501

Net Assets Available for Benefits - Beginning of Year	134,680,591	115,179,090

Net Assets Available for Benefits - End of Year	$137,059,394	$134,680,591

See Notes to Financial Statements.

DENTSPLY International Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the DENTSPLY International, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International, Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2009.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2011 and 2010, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2011 and 2010, TRP was the record keeper of the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 2%. Participants may change their deferral election at times throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company's Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2011 and 2010, forfeited non-elective contributions amounted to $470,407 and $668,344, respectively. These forfeitures were used to reduce the 2011 and 2010 non-elective contribution that were paid in 2012 and 2011, respectively.

The participants may direct their contributions into several different investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant's expected normal retirement age (65).

The Company may amend or revoke a participant's deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participant's annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the ADP nondiscrimination test is met for such Plan Year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability or retirement.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	—%	—%
Less than 3	—%	20%
3	20%	40%
4	40%	60%
5	60%	80%
6	80%	100%
7 years and after	100%	100%

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

Notes Receivable from Participants

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at rates that range from 4.25% to 10.50% as of December 31, 2011, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. Loans are secured by the balance in the participant's account. Access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the plan document.

Administrative Costs

Certain administrative costs of the Plan are absorbed by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common trust fund. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the common trust fund as well as the adjustment of the fully benefit-responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

The Plan's investments are reported at fair value. The Plan values its investments and computes its net asset value per share at the close of the New York Stock Exchange (NYSE), normally 4 p.m. ET, each day that the NYSE is open for business. Investments in the underlying funds are valued at their closing net asset value per share on the day of valuation. Investments for which these valuation procedures are not appropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund's Board of Directors.

Various inputs are used to determine the value of the fund's investments. These inputs are summarized in the three broad levels listed below:

Level 1: Quoted prices in active markets for identical securities

Level 2: Observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment fees, and credit risk)

Level 3: Unobservable inputs

Observable inputs are those based on market data obtained from sources independent of the fund, and unobservable inputs reflect the fund's own assumptions based on the best information available. The input levels are not necessarily an indication of the risk or liquidity associated with investments at that level. The fund's investments are summarized by level, based on the inputs used to determine their values.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the years. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Reclassifications

Certain prior period amounts are reclassified to conform with the current year's presentation.

New Accounting Standard

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair

Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRs,” (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRs. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011. Plan management is evaluating the impact of adopting ASU 2011-04 and believes it will not be material to the financial statements but will provide additional disclosures.

NOTE 3 - FAIR VALUE MEASUREMENT

The Plan adopted guidance on fair value measurements as of January 1, 2008. The guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted price for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
.	Quoted prices for similar assets or liabilities in active markets;
.	Quoted prices for identical or similar assets or liabilities in inactive markets;
.	Inputs other than quoted prices that are observable for the asset or liability;
.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010:

Common stocks
Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investment Companies
Valued at the net asset value (“NAV”) of shares held by the plan at year end by reference to the closing price reported on the active market.

Common Trust
The common trust funds are valued based upon the units of the common trust funds held by the Plan at year end times the respective unit value. The unit value of the common trust funds are based upon significant observable inputs, although is not based upon quoted market prices in an active market. The Equity Index Trust fund's investment objective is to seek to match the performance of the Standard & Poor's 500 Stock Index®. The Stable Value Trust Fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the common trust fund invests in assets (typically fixed-income securities or insurance contracts) and enters into "wrapper" contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The underlying investments of the common trust funds consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan's investments in the common trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time.

The Plan has no unfunded commitments relating to the common trust funds at December 31, 2011 and 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Index Funds	$1,873,129	$—	$—	$1,873,129
Balanced Funds	5,282,336	—	—	5,282,336
Growth Funds - Domestic	28,831,026	—	—	28,831,026
Target Date Funds	46,325,766	—	—	46,325,766
International Equity Fund	2,689,547	—	—	2,689,547
Value Fund	6,358,283	—	—	6,358,283
Fixed Income Fund	8,216,966	—	—	8,216,966
Total Registered Investment Companies	99,577,053	—	—	99,577,053

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	13,219,501	—	—	13,219,501
Total Common Stock	13,219,501	—	—	13,219,501

Common Trust:
Index Fund	—	5,878,738	—	5,878,738
Value Fund	—	9,408,507	—	9,408,507
Total Common Trust	—	15,287,245	—	15,287,245

Total assets at fair value	$112,796,554	$15,287,245	$—	$128,083,799

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Index Funds	$1,944,794	$—	$—	$1,944,794
Balanced Funds	5,246,693	—	—	5,246,693
Growth Funds - Domestic	29,091,286	—	—	29,091,286
Target Date Funds	44,724,637	—	—	44,724,637
International Equity Fund	3,171,418	—	—	3,171,418
Value Fund	6,605,263	—	—	6,605,263
Fixed Income Fund	7,876,451	—	—	7,876,451
Money Market Fund	7,603,264	—	—	7,603,264
Total Registered Investment Companies	106,263,806	—	—	106,263,806

Common Stock:
Healthcare - DENTSPLY Int'l Inc. Common Stock	13,821,297	—	—	13,821,297
Total Common Stock	13,821,297	—	—	13,821,297

Common Trust:
Index Fund	—	6,193,071	—	6,193,071
Total Common Trust	—	6,193,071	—	6,193,071

Total assets at fair value	$120,085,103	$6,193,071	$—	$126,278,174

NOTE 4 - INVESTMENTS

Information regarding the fair value of the Plan's investment as of December 31, 2011 and 2010 is included in Note 3. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

Investments	2011	2010
Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	13,109,404	13,666,686
TRP Growth Stock Fund	7,409,258	7,860,765
TRP Retirement 2025 Fund	6,962,319	6,564,071	*
TRP Retirement 2030 Fund	7,363,893	7,626,155
TRP Retirement 2035 Fund	8,000,056	7,598,472
TRP Retirement 2040 Fund	6,963,604	6,680,758	*
TRP Summit Cash Reserves	—	7,603,264

Shares of Common Stock:
DENTSPLY International, Inc. Common Stock	13,219,501	13,821,297

Shares of Common Trust:
TRP Stable Value Fund	9,408,507	—
* This investment represented less than 5% of total net assets in the noted year, but is included for comparative purposes.

Any interest and dividend income from the underlying assets of the common trust fund are included in net appreciation (depreciation) for the common trust fund. The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2011	2010
Registered Investment Companies	$(3,106,514)	$11,737,914
Common stock	406,070	(488,240)
Common trust funds	137,377	807,349
	$(2,563,067)	$12,057,023

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 19, 2011, that the restated Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7 - RELATED PARTY TRANSACTIONS

During 2011 and 2010, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in DENTSPLY International, Inc. Stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA. Additionally, the Plan issues loans to participants, which are secured by the participant's account balances. These transactions qualify as party-in-interest transactions.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Purchases made by the Plan for the investment in the Company's common stock amounted to $1,874,229 and $1,925,102 for the years ended December 31, 2011 and 2010, respectively. Sales made by the Plan for the investment in the Company's common stock amounted to $2,931,983 and $2,390,278 for the years ended December 31, 2011 and 2010, respectively.

As of December 31, 2011, the Plan held approximately 377,808 shares of DENTSPLY International, Inc. stock at a per share price of $34.99. As of December 31, 2010, the Plan held approximately 404,486 shares of DENTSPLY International, Inc. stock at a per share price of $34.17.

NOTE 8 - RETURN OF EXCESS CONTRIBUTIONS

The Plan identified a return of excess amount totaling $47,652 relating to severance deferrals for the year ended December 31, 2010 that were distributed in 2011. The excess amount is $47,652 and the balances of the affected participants were reduced without any earnings adjustments.

NOTE 9 - RISKS AND UNCERTAINTIES

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2011	2010
Net assets available for benefits per the financial statements	$137,059,394	$134,680,591
Amounts allocated to withdrawing participants	(2,786)	—
Adjustments from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	328,119	—
Net assets available for benefits per the Form 5500	$137,384,727	$134,680,591

A reconciliation of total investment income on the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2011	2010
Total investment (loss) income on the statement of changes in
net assets available for benefits	$(27,474)	$13,804,317
2011 adjustment from contract value to fair value for interest in common
trust fund relating to fully benefit-responsive investment contracts	328,119	—
Interest income on notes receivable from participants	161,821	150,378
Total investment income on Form 5500	$462,466	$13,954,695

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the years ended December 31:

	2011	2010

Benefits paid to participants per the financial statements	$13,623,895	$8,648,129
Amount allocated to withdrawing participants	2,786	—
Benefits paid to participants per the Form 5500	$13,626,681	$8,648,129

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 11 - SUBSEQUENT EVENTS

On May 1, 2012, the Plan was amended to increase the automatic enrollment deferral percentage from 2% to 3%. This amendment became effective on May 10, 2012.

DENTSPLY International Inc. 401(k) Savings Plan
Employer Identification Number: 39-1434669
Plan Number: 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2011

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Amer. Funds EuroPacific Growth Fund, R-4	Registered Investment Company	N/A	$2,689,547
	Fidelity Small Cap Discovery Fund	Registered Investment Company	N/A	131,951
	PIMCO Total Return Fund	Registered Investment Company	N/A	4,501,817
*	TRP Balanced Fund	Registered Investment Company	N/A	5,282,336
*	TRP Blue Chip Growth Fund	Registered Investment Company	N/A	13,109,404
*	TRP Equity Income Fund	Registered Investment Company	N/A	6,358,283
*	TRP Extended Equity Market Index	Registered Investment Company	N/A	1,873,129
*	TRP Growth Stock Fund	Registered Investment Company	N/A	7,409,258
*	TRP New Horizons Fund	Registered Investment Company	N/A	5,895,150
*	TRP Retirement Income Fund	Registered Investment Company	N/A	431,090
*	TRP Retirement 2005 Fund	Registered Investment Company	N/A	444,696
*	TRP Retirement 2010 Fund	Registered Investment Company	N/A	1,945,843
*	TRP Retirement 2015 Fund	Registered Investment Company	N/A	3,548,808
*	TRP Retirement 2020 Fund	Registered Investment Company	N/A	6,095,637
*	TRP Retirement 2025 Fund	Registered Investment Company	N/A	6,962,319
*	TRP Retirement 2030 Fund	Registered Investment Company	N/A	7,363,893
*	TRP Retirement 2035 Fund	Registered Investment Company	N/A	8,000,056
*	TRP Retirement 2040 Fund	Registered Investment Company	N/A	6,963,604
*	TRP Retirement 2045 Fund	Registered Investment Company	N/A	3,169,539
*	TRP Retirement 2050 Fund	Registered Investment Company	N/A	975,391
*	TRP Retirement 2055 Fund	Registered Investment Company	N/A	424,890
*	TRP Science & Technology Fund	Registered Investment Company	N/A	2,285,263
*	TRP Spectrum Income Fund	Registered Investment Company	N/A	3,715,149
*	TRP Stable Value Fund	Common Trust	N/A	9,408,507
*	TRP Equity Index Trust Fund	Common Trust	N/A	5,878,738
*	DENTSPLY International Inc. Common Stock	Common Stock	N/A	13,219,501
*	Participant Loans	4.25% - 10.50%	—	3,951,493

	Total Investments			$132,035,292

*	Party-in-interest